Confidential Treatment Requested by Alnylam Pharmaceuticals, Inc.
Pursuant to 17 C.F.R. Section 200.83

FOIA Confidential Treatment Request
The entity requesting confidential treatment is:
Alnylam Pharmaceuticals, Inc.
675 West Kendall Street,
Henri A. Termeer Square
Cambridge, MA 02142
Attention: Jeffrey V. Poulton

May 22, 2025

VIA EDGAR AND ELECTRONIC MAIL
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Frank Wyman; Daniel Gordon

Re:    Alnylam Pharmaceuticals, Inc.
Form 10-K for the Year Ended December 31, 2024
Filed February 13, 2025
File No. 001-36407
Dear Mr. Wyman and Mr. Gordon,
On behalf of Alnylam Pharmaceuticals, Inc. (the “Company”), I am submitting this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated May 9, 2025, concerning the Company’s Form 10-K for the year ended December 31, 2024 (the "Form 10-K"), filed with the Commission on February 13, 2025.
To assist your review, the text of the Staff’s comments is presented in italics below.
Form 10-K for the fiscal year ended December 31, 2024
Notes to Consolidated Financial Statements
4. Net Revenues from Collaborations
Regeneron Pharmaceuticals, Inc., page 105

675 West Kendall Street – Henri A. Termeer Square ● Cambridge MA, 02142
main 617.551.8200 ● fax 617.551.8101 ● www.alnylam.com

- 2 -	May 22, 2025
1.Please link revenue recognized under the Regeneron collaboration and associated deferred revenue on page 108 to corresponding amounts reported in the financial statements for each period presented. Revise your disclosure accordingly.
Response
Revenue recognized under the Regeneron collaboration is presented in net revenues from collaborations in the consolidated statements of operations and comprehensive loss and the associated deferred revenue is presented within deferred revenue and deferred revenue, net of current portion in the consolidated balance sheets.
The composition of net revenues from collaborations in the consolidated statements of operations and comprehensive loss, as disclosed in Note 4 of the Form 10-K (page 102), is as follows:

(in thousands)	Years ended December 31,
	2024	2023	2022
Roche	$119,489	$337,802	$—
Regeneron Pharmaceuticals	302,798	100,468	87,844
Novartis AG	79,759	86,727	43,159
Other	8,175	21,188	3,909
Total net revenues from collaborations	$510,221	$546,185	$134,912
In addition, also in Note 4 the Company disclosed additional detail on revenue recognized from the Regeneron collaboration as follows:

(in thousands)	Years ended December 31,
	2024	2023	2022
Research Services Obligation (as presented on page 108)	$39,097	$80,200	$28,600
C5 License Obligation (as presented on page 108)	38,341	(15,100)	32,500
C5 Monotherapy Obligation (as discussed on page 107)	191,520	—	—
C5 Co-Co Obligation (recognized prior to June 2024 Amendment)[1]	700	7,400	20,080
Other license programs[2]	33,140	27,968	6,664
Total	$302,798	$100,468	$87,844
1Revenue recognized for the C5 Co-Co Obligation is not separately disclosed because the disclosure on page 108 provides a summary of revenue recognized during the period for the remaining unsatisfied performance obligations as of the balance sheet date in accordance with ASC 606-10-50-8. In June 2024, the C5 Co-Co Collaboration Agreement was terminated. Therefore, the Company's obligation under the C5 Co-Co performance obligation ended prior to and is no longer unsatisfied as of December 31, 2024.
2 Revenue recognized for the “Other license programs” relates to seven separate programs subject to individual license agreements with Regeneron that are not material for separate disclosure.

675 West Kendall Street – Henri A. Termeer Square ● Cambridge MA, 02142
main 617.551.8200 ● fax 617.551.8101 ● www.alnylam.com

- 3 -	May 22, 2025
The composition of deferred revenue and deferred revenue, net of current portion as presented in the consolidated balance sheet as of December 31, 2024 is as follows:

(in thousands)	Current	Non-current	Total
Research Services Obligation	$41,155	$—	$41,155
C5 License Obligation	12,018	—	12,018
Regeneron Technology Transfer Obligation	2,307	—	2,307
Rounding difference	1	—	1
Total	$55,481	$—	$55,481
The composition of deferred revenue and deferred revenue, net of current portion as presented in the consolidated balance sheet as of December 31, 2023 is as follows:

(in thousands)	Current	Non-current	Total
Research Services Obligation	$61,500	$1,900	$63,400
C5 License Obligation	27,500	—	27,500
C5 Co-Co Obligation	—	186,200	186,200
Other deferred revenue[3]	13,663	—	13,663
Total[4]	$102,663	$188,100	$290,763
3 “Other deferred revenue” does not relate to our arrangements with Regeneron. This amount represents our obligation to deliver products and/or provide services to other parties.
4The difference between the "Total" amounts in the table above and the consolidated balance sheet is related to deferred product revenues.
Two of the Company's remaining performance obligations as of December 31, 2024 (that is, the C5 License Obligation and Regeneron Technology Transfer Obligation) were completed in the first quarter of 2025. The Company will enhance its disclosure in future filings, starting with the Form 10-Q for the three- and six-month periods ending June 30, 2025, as it relates to revenue recognized from the Company's arrangements with Regeneron. The disclosure will also include a statement that revenue earned from these arrangements is presented in net revenues from collaborations in the consolidated statements of operations and comprehensive loss and the remaining deferred revenue is presented within deferred revenue in the consolidated balance sheets. To enhance its disclosures in future Form 10-K filings, the Company plans to replace the tables that were included in its Form 10-K with the tables presented in Appendix A. The Company also plans to include similar tables to supplement the disclosures in its Form 10-Q filings, beginning with its Form 10-Q for the three- and six-month periods ending June 30, 2025.
In addition, provide the following information related to your accounting treatment for the June 2024 Amendment.
•Explain why the transaction price allocated to the new C5 Monotherapy Obligation was recognized at a point in time, while the transaction price allocated to the legacy C5 License Obligation is recognized over time, given your apparent continuing obligations to support these two licenses.
675 West Kendall Street – Henri A. Termeer Square ● Cambridge MA, 02142
main 617.551.8200 ● fax 617.551.8101 ● www.alnylam.com

- 4 -	May 22, 2025
Response
Legacy C5 License Obligation
The legacy C5 License Agreement from 2019 previously provided Regeneron with rights to the Company's cemdisiran product candidate solely to be used in combination with pozelimab, Regeneron’s drug candidate. Regeneron is responsible for the development and commercialization of cemdisiran to be used in combination with pozelimab. The Company's obligations included granting Regeneron a worldwide license to cemdisiran for combination therapies, manufacturing and supply and development services.
When the Company entered into the C5 License Agreement in 2019, it concluded, in accordance with ASC 606-10-25-19, that the worldwide license to cemdisiran for combination therapeutics is not capable of being distinct nor distinct within the context of the contract as Regeneron could not benefit from the license on its own or with other readily available resources. At the time this arrangement was executed, RNAi technology was a new technology and contract development and manufacturing organizations did not have the technical expertise and know-how to support the manufacturing process related to RNAi technology. Given the early-stage nature of the intellectual property, and highly specialized and new nature of RNAi technology, no one other than the Company could perform the manufacturing and supply services. The Company also expected that the development services performed by it would involve significant modification to the intellectual property. Therefore, the Company concluded that the license was not distinct from the manufacturing and supply services or the development services.
The Company combined the license to cemdisiran for combination therapies, as well as the manufacturing and supply and development services obligations into one performance obligation which the Company refers to as the C5 License Obligation. The Company measures proportional performance for the C5 License Obligation over time using an input method based on cost incurred relative to the total expected costs to be incurred to determine the proportion of effort incurred as a percentage of the total effort the Company expects to expend. This ratio is applied to the transaction price for the C5 License Obligation to determine the amount of revenue to recognize. Pursuant to ASC 606-10-25-35, as circumstances change over time, the Company updates its measure of progress to reflect any changes in the outcome of the performance obligation.
The June 2024 Amendment did not change the Company's legacy C5 License Obligation. The Company's C5 License Obligation was partially satisfied at the time of the contract modification, and the Company remained obligated to provide manufacturing and supply and development services for cemdisiran as a combination therapy to Regeneron. As the Company's C5 License Obligation was only partially satisfied at the time of the contract modification, the Company continues to recognize revenue over time using the input-based method described above. The Company recorded a cumulative catch-up at the time of the contract modification, which is discussed below in more detail.
C5 Monotherapy Obligation
In 2024, the C5 Co-Co Collaboration Agreement related to cemdisiran as a monotherapy was terminated, and at the same time the Company granted Regeneron a worldwide license to cemdisiran as a monotherapy. Regeneron is now fully responsible for the development, manufacturing and commercialization of cemdisiran as a monotherapy. By granting Regeneron a worldwide license to cemdisiran as a monotherapy, the Company transferred new rights to the cemdisiran monotherapy intellectual property to Regeneron. The Company no longer had any future obligations to perform development, manufacturing and commercialization activities for cemdisiran as a monotherapy.
675 West Kendall Street – Henri A. Termeer Square ● Cambridge MA, 02142
main 617.551.8200 ● fax 617.551.8101 ● www.alnylam.com

- 5 -	May 22, 2025
The Company concluded, in accordance with ASC 606-10-25-19, that the license to develop, manufacture and commercialize cemdisiran as a monotherapy is a distinct good. As a global, mature, fully integrated biopharmaceutical company, Regeneron has the ability on its own or with the use of readily available resources to generate economic benefit from the license. The manufacturing process to produce cemdisiran is no longer unique, specialized or requires the Company’s expertise and knowledge in order to benefit from the license, as it did in 2019. Over the last five years, there has been substantial advancement in RNAi technologies, including the commercialization of multiple products to treat disease using RNAi technology and a significant number of companies using this technology to identify new medicines. Additionally, contract development and manufacturing organizations have gained technical expertise and know-how to support the manufacturing process related to RNAi technology.

At the transfer of control of the license in June 2024, Regeneron has the knowledge and expertise as well as the development, manufacturing and commercial processes in place to generate economic benefit from the license. Regeneron can begin to use and benefit from the license at this time and Regeneron also has the right to sublicense the intellectual property, which gives the license standalone value for which Regeneron can benefit from the license on its own. Therefore, the transaction price of $191.5 million allocated to the C5 Monotherapy Obligation was recognized immediately as this obligation was satisfied at a point in time upon transfer of the license to Regeneron.

•Describe and quantify key assumptions underlying your determination of standalone selling price of $322,000 [sic] for the C5 Monotherapy Obligation, including discount rates, forecasted earnings, duration of the commercial period and adjustments for probability of success.
Response
The Company developed the estimated standalone selling price of $332,000 for the cemdisiran monotherapy license granted under the C5 Monotherapy Obligation using the adjusted market assessment approach based on a discounted cash flow model that establishes the forecasted earnings during the commercial period for cemdisiran as a monotherapy adjusted for probability of success. The key assumptions underlying our determination of the standalone selling price are (all dollar amounts below are presented in thousands):
•Revenue – The Company's discounted cash flow model starts in [***] and continues until [***]. The last cemdisiran monotherapy patent expires in [***]. The substantial majority of the revenue from cemdisiran as a monotherapy is estimated to occur between [***]. The Company believes that cemdisiran as a monotherapy will continue to [***]. The range of annual revenue is [***] until [***], to a peak of [***].

•Probability of Success - The Company incorporated a cumulative phase of outcome probability of success of [***], consistent with our and industry established standards, given the current stage of development for cemdisiran as a monotherapy. At the time of the contract modification, cemdisiran was in the second phase of clinical development. The Company considered a [***] likelihood of a successful outcome of cemdisiran in the third phase of clinical development and a [***] likelihood of cemdisiran receiving regulatory approval if the second and third phase of the clinical development process are successful. In other words, the [***] probability of success represents [***] of the [***] chance of a successful outcome of cemdisiran in the third phase of clinical development.

•Research and Development Expense – The Company estimated research and development expenses based on the expected costs to be incurred to complete the clinical development process and any open label expansion trials for cemdisiran as a monotherapy.

•Other Operating Expenses – Other operating expenses primarily represent commercial expenses and general and administrative expenses. The Company estimated these expenses as a consistent percentage of revenue based on our historical experience with other commercial products.

675 West Kendall Street – Henri A. Termeer Square ● Cambridge MA, 02142
main 617.551.8200 ● fax 617.551.8101 ● www.alnylam.com

- 6 -	May 22, 2025
•Discount rate – The Company utilized a discount rate of [***] which was determined based on an estimated market participant weighted average cost of capital.

•Explain how you determined revenue recognized in 2024 for the Research Services Obligation and C5 License Obligation, particularly expected performance periods, and why no revenue was recognized for the Regeneron Technology Transfer Obligation.
Response
For the Research Services Obligation and the legacy C5 License Obligation the Company measured proportional performance over time using an input-based method based on costs incurred (the numerator in the cost-to-cost model) relative to the total expected costs to be incurred (the denominator in the cost-to-cost model) to determine the proportion of effort incurred as a percentage of total effort the Company expects to expend. This ratio is applied to the transaction price allocated to each obligation to determine the amount of revenue to recognize. Pursuant to ASC 606-10-25-35, as circumstances change over time, the Company updates its measure of progress to reflect any changes in the outcome of the performance obligation.
The expected performance period for the Research Services Obligation aligns with the research term which has been agreed to with Regeneron. As of December 31, 2024, the deferred revenue related to the Research Services Obligation was expected to be recognized within the next twelve months.
The expected performance period of the C5 License Obligation aligns with a manufacturing and development schedule agreed to with Regeneron. As of December 31, 2024, the C5 License Obligation was expected to be completed within the next twelve months. The C5 License Obligation was completed in the three months ended March 31, 2025.
No revenue was recognized for the Regeneron Technology Transfer Obligation in 2024 because the Company did not start performing these technology transfer services until 2025. This technology transfer to Regeneron was started and completed during the three months ended March 31, 2025.
•Demonstrate that the cumulative catch up adjustment for the remaining Research Services Obligation and C5 License Obligation was not significant.
Response
The cumulative catch-up adjustment was a decrease of $2.5 million for the Research Services Obligation and an increase of $1.5 million for the C5 License Obligation, as calculated below. These amounts were not considered to be quantitatively significant to the Company’s consolidated financial statements.
675 West Kendall Street – Henri A. Termeer Square ● Cambridge MA, 02142
main 617.551.8200 ● fax 617.551.8101 ● www.alnylam.com

- 7 -	May 22, 2025

Research Services Obligation	Amount (in thousands, except percentages)
Revenue recognized prior to the modification date	$226,860
Plus: Allocated consideration (as presented in Note 4 on page 107)	$45,469
Plus: Variable consideration specific to Research Services Obligation (as presented in Note 4 on page 107)	$30,000
Total consideration allocated to Research Services Obligation	$302,329

Percentage complete (no changes resulted from the modification)	74.2%

Revised revenue recognized at the modification date	$224,328
Revenue recognized prior to the contract modification	$226,860
Cumulative catch-up adjustment to revenue	$(2,532)

C5 License Obligation	Amount (in thousands, except percentages)
Revenue recognized prior to the modification date	$70,905
Plus: Allocated consideration (as presented in Note 4 on page 107)	$31,004
Plus: Variable consideration specific to C5 License Obligation (as presented in Note 4 on page 107)	$25,386
Total consideration allocated to C5 License Obligation	$127,295

Percentage complete (no changes resulted from the modification)	56.9%

Revised revenue recognized at the modification date	$72,431
Revenue recognized prior to the contract modification	$70,905
Cumulative catch-up adjustment to revenue	$1,526
* * * * *

675 West Kendall Street – Henri A. Termeer Square ● Cambridge MA, 02142
main 617.551.8200 ● fax 617.551.8101 ● www.alnylam.com

- 8 -	May 22, 2025
Please do not hesitate to email me at jpoulton@alnylam.com or Gisele Dion, the Company’s Chief Accounting Officer, at gdion@alnylam.com with any questions or further comments you may have regarding this filing or if you wish to discuss the above responses.
Sincerely,

/s/ Jeffrey V. Poulton
Jeffrey V. Poulton Executive Vice President, Chief Financial Officer

675 West Kendall Street – Henri A. Termeer Square ● Cambridge MA, 02142
main 617.551.8200 ● fax 617.551.8101 ● www.alnylam.com

APPENDIX A
In order to enhance the Company's disclosures in future filings, the Company expects (i) to replace the tables currently disclosed on page 108 in its Form 10-K for the year ended December 31, 2024 with the following tables and (ii) to provide similar tables to supplement the information provided in its future Form 10-Q filings, beginning with the Form 10-Q for the three- and six-month periods ending June 30, 2025, in each case subject to developments between the date hereof and the date of such future filings.
Revenue recognized under this agreement is accounted for as net revenues from collaborations, as follows:

(in thousands)	Years ended December 31,
	2025	2024	2023
Research Services Obligation	$ [X]	$39,097	$80,200
C5 License Obligation	[X]	38,341	(15,100)
C5 Monotherapy Obligation	[X]	191,520	—
C5 Co-Co Obligation	[X]	700	7,400
Regeneron Technology Transfer Obligation	[X]	—	—
Other license programs	[X]	33,140	27,968
Total	$ [X]	$302,798	$100,468
Revenue recognized for the “Other license programs” relates to seven separate programs subject to individual license agreements with Regeneron.

The composition of deferred revenue and deferred revenue, net of current portion related to the Regeneron Collaboration is as follows:

As of December 31, 2025
(in thousands)	Current	Non-current	Total
Research Services Obligation	$ [X]	$ [X]	$ [X]
C5 License Obligation	[X]	[X]	[X]
Regeneron Technology Transfer Obligation	[X]	[X]	[X]
Total	$ [X]	$ [X]	$ [X]

	As of December 31, 2024
(in thousands)	Current	Non-current	Total
Research Services Obligation	$41,156	$—	$41,156
C5 License Obligation	12,018	—	12,018
Regeneron Technology Transfer Obligation	2,307	—	2,307
Total	$55,481	$—	$55,481